Cynthia M. Krus, Esq.
Sutherland Asbill & Brennan, LLP
1275 Pennsylvania Avenue, NW
Washington, DC 20004-2415

Re: Allied Capital Corporation (the "Fund")
         File Numbers 814-00138
                         333-141847 ("Debt Offering")
                         333-141848 ("Common Offering")

Dear Ms. Krus:

        On April 3, 2007, the Fund filed two registration statements on Form N-2 under
the Securities Act of 1933 ("Securities Act"). The filings are similar in many respects
and each filing was made for the purpose of registering additional securities and updating
certain financial and other factual information. Accordingly, this letter addresses the
disclosure in both filings, except as otherwise indicated. Your letters of even date
accompanied the filings and requested selective review in accordance with Securities Act
Release No. 6510 (February 15, 1984). With certain exceptions, we have limited our
review of the filings. We are also reviewing the Fund's financial statements and may
have comments regarding that information.

        Our comments regarding the filings are set forth below.

General

1.   Please state in your response letter whether the NASD will or has reviewed the
proposed underwriting terms and arrangements of the transactions involved in the
registration statements.

Prospectus

2.   Disclosure on page 1 states: "In this prospectus or any accompanying prospectus
supplement, unless otherwise indicated, "Allied Capital", "we", "us" or "our" refer to
Allied Capital Corporation and its subsidiaries." Disclosure captioned "Corporate
Structure and Offices" indicates that the Fund has a real estate investment trust
subsidiary, Allied Capital REIT, Inc., and several subsidiaries that are limited liability
companies established for specific purposes, including holding real estate property."
This disclosure is a bit confusing when considering certain matters discussed in the filing.
For example, disclosure captioned "Certain Relationships and Related Party

Transactions" discusses loans made to executives of Allied Capital to enable the exercise of options under the executive compensation program. Confirm that all loans are to officers of the Fund and not a subsidiary company.

3. Disclosure captioned "Prospectus Summary – Senior Securities (Page 64)" discusses the Fund's outstanding debt and the annual returns necessary to service that debt. Disclose what the aggregate debt will be after the Debt Offering, and the estimated returns needed to cover the related interest expense.

4. Revise the fee table in the Common Offering by moving the footnotes to the table so as to follow the example segment of the table. Footnote 5 indicates that interest expenses related to outstanding borrowings are included in the table. Revise the table to include the expenses related to the Debt Offering or explain why adding that information would not be appropriate. Footnote 8 refers to preferred stock. Does the Fund have any such stock outstanding?

5. Revise the discussion captioned "Disclosure Regarding Forward-Looking Statements" so as to clarify that any forward-looking statements contained in the prospectus do not meet the safe harbor for forward-looking statements pursuant to Section 27A of the Securities Act.

6. Tables appearing under the captions "Financial Condition, Liquidity and Capital Resources" and "Description of Public Notes" contain different amounts for publicly issued unsecured notes. Confirm the accuracy of both tables.

7. Disclosure captioned "Portfolio Management" discusses the discretionary compensation paid to executive officers. The discussion refers to the payment of an Individual Performance Award (IPA) and an Individual Performance Bonus (IPB). In this connection provide the information required by Item 21.2 of Form N-2 which instructs registrants to describe with specificity the criteria on which compensation is based including, with respect to any benchmarks used to determine compensation, the identity and length of the measuring period.

8. Confirm that the 10.5% maximum fee payable to any broker, as discussed under the caption "Plan of Distribution" in the Debt Offering complies with NASD limits.

Accounting Comments

9. We have the following comments on the Fund's Form10-K for the period ended December 31, 2006. Please provide a list of the Fund's subsidiaries, and identify the subsidiaries that are consolidated in the Fund's financial statements. For those subsidiaries that are consolidated, please provide or explain the following: i) why is it appropriate to consolidate the subsidiary's financials statements with those of the Fund and, in this connection, provide supporting accounting guidance for this view; ii) the purpose of the subsidiary; iii) the reason for the creation of the subsidiary; iv) the subsidiary's legal structure; v) the type of services the subsidiary provides to the Fund,

and in this connection, explain whether the operations of the subsidiary compliment the Fund's operations or whether such operations differ and constitute only the provision of services; vi) the percentage of these services provided to the Fund; vii) others, if any, receiving such services from the subsidiary; and viii) whether the Fund controls the subsidiary, and if so, whether the Fund intends to retain control of the subsidiary.

        *   *   *   *   *   *   *   *   *   *   *

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in your response letter and briefly state the basis for your position. Where changes are made in response to our comments provide information regarding the nature of the change and, if appropriate, the location of such new or revised disclosure in the amended filing. As required by the rule, please insure that you mark new or revised disclosure to indicate change.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;
- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6976.

Sincerely,

_____

Larry L. Greene
Senior Counsel

Thursday, May 17, 2007